UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number 001-37381

XYLO TECHNOLOGIES LTD.

(Translation of registrant’s name into English)

10 HaNechoshet Street Tel-Aviv, 6971072, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

Xylo Technologies Ltd. (the “Company”), hereby announces that it has invested NIS 2,055,000 (approximately $559,000) in a public offering (the “Offering”) by A.I Conversation Systems Ltd. (“AI Systems”). Subsequently to investing in the Offering, the Company sold 100,000 shares of AI Systems a price of 3 NIS per share. This investment reflects the Company’s ongoing commitment to supporting AI Systems’ growth and strategic objectives.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XYLO TECHNOLOGIES LTD.

Date: November 29, 2024	By:	/s/ Tali Dinar
Tali Dinar
Chief Financial Officer

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